EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction

Huahui Group Stock Limited	Republic of Seychelles
Huahui Group (HK) Co., Limited	Hong Kong
Huahui Group Co., Limited	Republic of Seychellees
Huahui (Schenzhen) Education Management Co., Limited	People’s Republic of China
Shenzhen Huahui Shangxing Education Consulting Co., Limited	People’s Republic of China
Zhongdehui (Shenzhen) Education Development Co., Limited	People’s Republic of China